March 4, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Helio Corporation
Registration Statement on Form S-1
File No. 333-284062

Withdrawal of Prior Acceleration Request

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence with the U.S. Securities and Exchange Commission via EDGAR on March 3, 2025, in which we requested the acceleration of the effective date of the above-captioned Registration Statement, as amended, to 5:00 p.m., Eastern Time (US), on March 5, 2025. We are no longer requesting that the Registration Statement be declared effective at that date and time, and we hereby formally withdraw our prior request for acceleration of the effective date of the above-captioned Registration Statement, as amended.

Very truly yours,

ThinkEquity LLC

By:	/s/ Kevin Mangan
Name:	Kevin Mangan
Title:	Managing Director, Head of Equity Syndicate

17 State Street, 41st Floor
ThinkEquity	New York, NY 10004
Member of NYSE, FINRA & SIPC	Tel: 646-968-9355